Exhibit 99.1

SaverOne Reports Five New Agreements with Leading Companies and Growing Market Traction

Petah Tikvah, Israel, July 8, 2022 – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE) (“SaverOne” or the “Company”), a technology company engaged in transportation safety solutions, today announced new pilot agreements with some of Israel’s leading companies including the Israeli branches of leading global companies, building on the Company’s existing strong market traction.

The Company has launched several new pilots to install its SaverOne protection system, preventing drivers from distracting and dangerous mobile phone use while driving. These recent pilots include a leading manufacturer and distributer of beverages, Tempo; a public medical support services company, Novolog; a portable storage company, Flex Storage; Israel’s main telecom group, Bezeq; and Israel’s leading cellphone operator, Cellcom. The fleets of these companies total over one thousand vehicles. These agreements follow earlier pilots with leading companies including Osem-Nestle, Kimberly Clark Israel, Redimix, Brimag, Mifalei Tovala, H.Y. and Paz Mobil.

“We continue to build momentum in expanding our customer base,” commented Ori Gilboa, CEO of SaverOne. “We are very pleased with the recent progress, launching new pilots that significantly expand our addressable markets. These pilots are a major step towards commercial agreements and we believe that they are also a demonstration of the success of our vertically focused approach. This approach focuses on verticals such as technicians, heavy delivery, hazardous materials and public transportation. These verticals have unique characteristics which make our solution more relevant, including significant mileage on the road and significantly higher potential impact, should an accident occur.”

Continued Mr. Gilboa, “Furthermore, as part of our global strategy, many of our agreements are with the local Israeli branches of international companies. This, we believe will support our international expansion as we demonstrate the significant value we bring to their Israeli subsidisaries.”

About the SaverOne System

SaverOne systems are installed in private vehicles, trucks and buses and provide a solution to the distraction problem that is created as a result of drivers using dangerous applications on the mobile device while driving, in a way that endangers their safety and the safety of passengers. This phenomenon is considered one of the main causes of road accidents in the world. According to studies, the annual cost of road accidents in the US stands at about $870 billion, with an estimated 25% of accidents related to the use of the mobile device while driving. The Company's technology specifically recognizes the driver area in the vehicle and prevents the driver from accessing distracting applications, without user intervention or consent, creating a safer driving environment. SaverOne’s primary target markets include commercial and private vehicle fleets, as well as insurance and leasing companies that are very interested in reducing damages and costs as a result of accidents.

The Company initially addresses car fleets in the Israeli market and other markets around the world, and later plans on addressing the vehicle manufacturers, to install the Company's protection technologies in the vehicle manufacturing process as an OEM. SaverOne believes that ultimately increasing monitoring and prevention of cellular distraction systems in vehicles driven by EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of transportation safety solutions designed to save lives by preventing car accidents resulting from the use of mobile phones while driving. Our SaverOne system provides an advanced driver safety solution that can identify and monitor mobile phones located in the driver’s vicinity and selectively block use of life-threatening applications.

Learn more at https://saver.one/.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” "will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; our planned level of revenues and capital expenditures; our ability to market and sell our products; our plans to continue to invest in research and development to develop technology for both existing and new products; our intention to advance our technologies and commercialization efforts; our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights; our expectations regarding future changes in our cost of revenues and our operating expenses; our expectations regarding our tax classifications; interpretations of current laws and the passage of future laws; acceptance of our business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; our intention to retain key employees, and our belief that we maintain good relations with all of our employees; the impact of the COVID-19 pandemic, and resulting government actions on us; and other risks and uncertainties, including those listed in the section titled “Risk Factors” in the final prospectus on Form 424b4 filed with the Securities and Exchange Commission on June 6, 2022. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact: Ehud Helft +1 212 378 8040 saverone@ekgir.com Israeli Investors Contact: Jonathan Eilat John@theinvestor.co.il